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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                       BIOJECT MEDICAL TECHNOLOGIES INC.
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                               (NAME OF ISSUER)

                        COMMON STOCK WITHOUT PAR VALUE
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                        (TITLE OF CLASS OF SECURITIES)

                                  09059T 10 7
           --------------------------------------------------------
                                (CUSIP NUMBER)

                       ELAN INTERNATIONAL SERVICES, LTD.
   C/O DAVID ROBBINS, ESQ., BROCK, FENSTERSTOCK, SILVERSTEIN & MCAULIFFE LLC One Citicorp Center, 153 East 53rd Street, 56th Floor, New York, N.Y. 10022
                              (212) 371-2000
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
AND COMMUNICATIONS)
                              SEPTEMBER 30, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

                               Page 1 of 5 pages


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                                 SCHEDULE 13D


CUSIP NO. 09059T 10 7                                     PAGE 2 OF 5 PAGES


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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Elan International Services Ltd.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [ ]
                                                                        (B) [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*
                OO  (See Item 3)
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                   [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda
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    NUMBER OF        7     SOLE VOTING POWER
     SHARES                   4,477,273 shares (consisting of 2,727,273
   BENEFICIALLY               shares of Common Stock owned outright and a
    OWNED BY                  warrant to acquire up to 1,750,000 shares).
      EACH           ----------------------------------------------------------
    REPORTING        8     SHARED VOTING POWER
     PERSON                    - 0 -
      WITH           ----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                               4,477,273 shares (see Item 7 above).
                     ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                               - 0 -
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,477,273 shares (see Item 7 above).
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.38% (based upon 21,284,599 outstanding shares of the Issuer, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1997.
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14       TYPE OF REPORTING PERSON*
                  CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER.

                  Common Stock without par value
                  Bioject Medical Technologies Inc.
                  7620 S.W. Bridgeport Road
                  Portland, Oregon 97224

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James's Court, Flatts Smiths, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  EIS has acquired 2,727,273 shares of common stock, no par value, of the Issuer (the "Common Stock"), and a warrant to purchase up to 1,750,000 shares of Common Stock at the exercise price of $2.50 per share, for a payment of $3 million, which was provided by EIS's general corporate funds.

                  The Issuer and EIS are parties to a binding letter agreement dated September 30, 1997 (the "Agreement") which is subject to a number of conditions, including the preparation and execution by the parties of further definitive agreements and documents. Pursuant to the Agreement, the Issuer will issue a certain promissory note to EIS in the original principal amount of $12,015,000, which, if approved by the Issuer's stockholders as provided in the Agreement (the "Stockholders Approval"), will be exchanged by EIS for certain shares of convertible preferred stock of Issuer; The Issuer will also issue a Warrant exercisable for the purchase of up to 1,750,000 shares of Common Stock at a price of $2.50 per share. Thereafter, the Issuer may issue certain additional shares of convertible preferred stock to EIS in respect of certain additional funding of the Issuer and Newco (as defined below). All of such convertible preferred stock will be convertible into shares of Common Stock, and certain of such convertible preferred stock is redeemable by the Issuer. In the event that the Stockholders Approval is obtained and the exchange of such promissory note is consummated, EIS will be deemed to acquire certain additional shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                  In connection with the transactions described in Item 3 above, the Issuer and EIS agreed to cause to be established a new joint venture company ("Newco"), initially to be owned 80.1% by the Issuer and 19.9% by EIS. Newco will initially be capitalized with $15 million, of which $12,015,000 will be provided by the Issuer and $2,985,000 will be provided by EIS. Newco will be established principally to develop and commercialize certain technology to be licensed to Newco by Elan concurrently with the transactions contemplated to be consummated by the Agreement. In connection with such transactions, (i) each of the Issuer and EIS has agreed, subject to the provisions of the Agreement, to provide certain funding to Newco in connection with its business, (ii) the Issuer will use its best efforts to cause a nominee of EIS to be appointed to the Issuer's board of directors after expansion thereof and (iii) EIS agreed that it will not acquire any additional voting securities of the Issuer, other than as contemplated by the Agreement, for a period of three years from the date of consummation of the transactions contemplated thereby.

                  Further, as a technology collaboration, EIS has agreed to fund $500,000 of development expenses for the development of pre-filled medication applications for the Issuer's needle-free injection technology.

                  Except as set forth above, neither EIS nor Elan has a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities

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of the Issuer;

                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of theIssuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) through (d): See Item 3 above. EIS has sole power to vote and sole authority to dispose or direct the dispositions of the entire amount of Common Stock reported by this Schedule 13-D.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Agreement; see Item 3 above. In addition, it is contemplated that the parties will execute and deliver the Definitive Documents on or prior to October 15, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                  1. Press release of the Issuer dated October 1, 1997.

                  2. Agreement (incorporated by reference to Exhibit 10.39 to the Issuer's Current Report on Form 8-K filed on October 3, 1997, Commission File No. 0-15360).

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                                  SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: October 10, 1997



                                            Elan International Services, Ltd.

                                            By: /s/ Kevin Insley
                                               ----------------------------
                                                 Kevin Insley
                                                 Director